Exhibit 99.1

IM Cannabis Reports Second Quarter 2025 Financial Results

IMC Delivers Strong Profit and Margin Growth Despite Revenue Impact from External Challenges in Q2 2025

TORONTO and GLIL YAM, Israel, August 12, 2025 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC), an international medical cannabis company, announced its financial results today for the second quarter ended June 30, 2025. All amounts are reported in Canadian dollars and compared to the quarter ended June 30, 2024, unless otherwise stated.

Q2 2025 Financial Highlights

•	14% Revenue decrease vs. Q2 2024 of $12.7M vs. $14.8M

•	306% Gross profit increase vs. Q2 2024 of $3.4M vs. $0.8M ($1.9M in Q2 2024 is due to inventory clearing and accruals)

•	371% Gross Margin increase vs. Q2 2024 of 27% vs. 6%

•	Stable Operating Expenses with a 2% Operating Expenses increase vs. Q2 2024 of $3.8M vs. $3.7M

•	EBITDA profit of $0.1M in Q2 2025 vs. EBITDA loss of $2.3M in Q2 2024

Management Commentary

“The ongoing war in Israel and supply chain delays have created real challenges for our revenue in both Israel and Germany, the impact on our Q2 revenue was approximately $5 million — a figure we expect to recover in the coming quarters,” said Oren Shuster, Chief Executive Officer of IMC. “In spite of these obstacles, we are encouraged by the strong profitability and margin growth we’ve achieved. These results underscore the strength of our long-term strategy and the resilience of our team, positioning us well for sustainable growth.”

“In Q2, we achieved a 306% increase in gross profit to $3.4 million compared to $0.8 million last year, alongside a 105% improvement in Non-IFRS Adjusted EBITDA to a profit of $0.1 million from a $2.3 million loss. These results reflect disciplined cost management, operational efficiency, and margin expansion, even amid a 14% revenue decline driven by the ongoing war in Israel and supply chain delays. We remain focused on strengthening our balance sheet and positioning the company for sustainable, profitable growth as market conditions normalize,” added Uri Birenberg, Chief Financial Officer of IMC.

Q2 2025 Financial Results

•	Net loss in Q2 2025 was $0.2 million, compared to net loss of $3.5 million in Q2 2024.

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Revenues for the second quarter of 2025 were $12.7 million compared to $14.8 million in the second quarter of 2024, a decrease of 14%. The decrease is mainly due to accelerated growth in Germany of $3.3 million and offset by decreased revenue in Israel of $5.3 million.

•	Gross profit for the second quarter of 2025 was $3.4 million, compared to $0.8 million in Q2 2024, an increase of 306%.

•	Gross margin for the second quarter of 2025 was 27%, compared to 6% in Q2 2024, an increase of 371%.

•	Total operating expenses in Q2 2025 were $3.8 million compared to $3.7 million in Q2 2024, an increase of 2%.

•	G&A Expenses in Q2 2025 were $2.5 million, compared to $2.2 million in Q2 2024, an increase of 15%.

•	Selling and Marketing Expenses in Q2 2025 were $1.3 million, compared to $1.5 million in Q2 2024, a decrease of 13%.

•	Basic and diluted Loss per Share in Q2 2025 was $0.09, compared to a loss of $1.36 per Share in Q2 2024.

•	Non-IFRS Adjusted EBITDA Profit in Q2 2025 was $0.1 million, compared to an adjusted EBITDA loss of $2.3 million in Q2 2024, an improvement of 105%.

•	Cash and Cash Equivalents as of June 30, 2025, were $0.8 million compared to $0.9 million in December 31, 2024.

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Total assets as of June 30, 2025, were $41.1 million, compared to $39.2 million in December 31, 2024, an increase of 5%. The increase is mainly attributed to an increase of $2.3 million in advances to suppliers and a decrease of $1.3 million in trade receivables.

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Total Liabilities as of June 30, 2025, were $37 million, compared to $36 in December 31, 2024, an increase of 3%. The increase is mainly attributed to an increase of $1.0 million in trade payables, an increase of $3 million in other accounts payable and offset by a decrease of $1 million due to a net reduction in Credit from bank institutions and a decrease of $1.4 million in convertible debt.

The Company's financial statements as of June 30, 2025 includes a note regarding the Company's ability to continue as a going concern. The Company's Q2 2025 financial results do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the "Liquidity and Capital Resources" and "Risk Factors" sections in the Company's management's discussion and analysis for the quarter ended June 30, 2025.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended June 30, 2025, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the impact of the Israel-Hamas war on the Company, including its operations and the medical cannabis industry in Israel; the timing and impact of the legalization of medicinal cannabis in Germany, including, the Company having it "all in house"; the Company being positioned to take advantage of the legalization; the Company's growth in 2025; the market growth for medicinal cannabis in Germany;  the stated benefits of the Company's EU-GMP processing facility and an EU-GDP logistics center; the Company to host a teleconference meeting as stated; and the Company's stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company's ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company's ability to mitigate the impact of the Israel-Hamas and Israel-Iran war on the Company; the Company's ability to take advantage of the legalization of medicinal cannabis in Germany; and the Company's ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas and Israel-Iran war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; and the Company's inability to take advantage of the legalization of medicinal cannabis in Germany.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
mailto:info@imcannabis.com